Exhibit 99.1

ELBIT IMAGING ANNOUNCES NEGOTIATIONS ON A POSSIBLE FORWARD SALE TRANSACTION OF BELGRADE PLAZA (VISNJICKA) BY ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, September 29, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, has signed a non-binding Letter of Intent (“LOI”) with a third party (the “Purchaser”) regarding a possible forward sale of the Belgrade Plaza shopping and entertainment center in Belgrade, Serbia.

Under the terms of the proposed transaction, Plaza will complete the development of the property and will remain as the asset manager of the operating shopping center for 12 months thereafter, during which time Plaza will seek to further increase the rental income and Net Operating Income (“NOI”).

Under the terms of the LOI, upon the closing of the definitive agreement, Plaza will receive up to €35 million from the Purchaser and will be entitled to an additional payment of approximately €15 million upon the opening of the shopping center.

The final agreed total value of the asset will be calculated based on the sustainable NOI after 12 months of operation, capitalized at agreed yield and subject to customary working capital adjustments.

The expected transaction closure is in the fourth quarter of this year; however, at this stage there is no certainty that the transaction will be completed.

The Belgrade Plaza (Visnjicka) shopping center is currently the largest development underway in Serbia, where the capital city, Belgrade, is experiencing strong market demand due to its given large catchment area of approximately 1.7 million people.

The construction of the Project is in advanced stages and the shopping center is on schedule to be open in the first half of 2017 and is currently over 50% pre-let. Upon completion of the project, Belgrade Plaza will comprise approximately 32,000 sqm of GLA and will be anchored by a supermarket, a multi-screen cinema complex and major international and local brands.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

(iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com